January 7, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Chanda DeLong, Staff Attorney

Re:	Audience Productions, Inc.

Registration Statement on Form S-1 (File No. 333-162589)

Dear Ms. DeLong:

On behalf of Audience Productions, a Washington corporation (the “Company” or “API”), and in connection with the Registration Statement on Form S-1 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 20, 2009 and subsequently amended on December 4, 2009 (the “Registration Statement”), we are writing in response to the Staff’s comments on the Registration Statement on Form S-1/A as transmitted to the Company by letter dated December 22, 2009. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. The Company has filed today with the Commission Amendment No. 2 (“Amendment No. 2 ”) to the Registration Statement, and all references herein to the Registration Statement are to Amendment No. 2 and to the form of prospectus included therein. Additionally, we have sent you a marked copy of the S-1/A via the United States Post Office's Priority Mail service.

General

1.	Please substantially revise your business section and the liquidity section of your MD&A to explain how you intend to fund operations you describe during the offering period of approximately a year. You will have to pay for on-going 34 Act filings and, it seems possible, a post-effective amendment as well. More importantly, in order for your offering to “commence” in the manner you describe you will need to pay for the links you mention on page 13. Yet you list less than $1,500 in cash on hand as of the most recent period. Please revise to explain how you intend to fund these items, if possible, and how much you estimate they will cost. Please include representative fees for the advertising links you name so that investors can have a better sense of these costs before they agree to tie their money up for a year. Once you have made this disclosure, please revise your summary to highlight the most material items.

We have revised the MD&A section to disclose that the officers will make loans to API to fund its operations during the offering period. We do not anticipate the aggregate loan amount exceeding $30,000. While we can control the total amount spent on internet advertising, it is impossible for us to know exactly how much we will pay for each internet search advertising result.

2.	Also, please revise the business section to include an account of how you selected Lydia Slotnick. Quantify the number of competing scripts you read and disclose how you solicited them. How long did the selection process take?

The script was subjectively selected by the officers with input from the advisory board. We have revised the “Business” section of the registration statement accordingly. Any mention of a competitive process has been removed.

3.	Please revise to expand your disclosure of what an IndieScore is, who invented it, what success it has had, how subjective it is, who are the reviewers who used it, and any other information about IndieScore which would be material to an investment decision.

We have removed all mention of an IndieScore. The script was subjectively selected by the officers with input from API’s advisory board.

Cover Page of Registration Statement

4.	We note your response to our prior comment 6 and reissue. It appears that Rule 415 applies to your offering. Please check the applicable box on the front of your registration statement. Refer to Rule 415(a)(1)(ix).

We have checked the applicable box on the registration statement.

Prospectus Summary, page 1

5.	We note your response to our prior comment 18 and reissue. It appears that your financial condition is so material to an investment that it should be highlighted in the narrative summary so as to provide a financial snapshot of your company which will help investors, including those who are not comfortable reading financial statements, evaluate the rest of your prospectus.

We have made a revision more prominently discussing our financial position.

Prospectus Cover Page

6.	We note your response to our prior comment 9 and reissue. Please include a bracketed space which will be filled in once the 424 is filed and which will include the date of the termination of your offering.

Appropriate revisions have been made to the prospectus cover page and throughout the registration statement.

Risk Factors, page 5

7.	We note your response to our prior comment 29. Please delete the sentence in which you state that you have included all known material risks in existence at the time of submission of the Registration Statement to the Securities and Exchange Commission and to state regulatory agencies.

We have deleted the sentence as required.

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Plan of Distribution, page 11

8.	We call your attention to the following sentence in the sub-section A(4) of the release you cite: “Issuers nevertheless may be subject to liability under Section 12 of the Securities Act for the external document depending on whether the external document is itself a prospectus or part of one.” The adwords and phrases you select may themselves be non-conforming prospectuses and you are not eligible to use free writing prospectuses. Please tell us how you intend to deal with this problem.

Adwords are search words and phrases that we think will trigger our advertisements within Google’s and Yahoo’s search engines. These words and phrases are never communicated to the public and therefore are not non-conforming prospectuses or free writing prospectuses. The API advertisements resulting from use of the Adwords are, however, communications but they will always be accompanied by a link to our website where prospective investors will have direct access to the final Section 10 prospectus.

Internet Advertising, page 13

9.	Please revise the first sentence to clarify that advertising must be accompanied or preceded by a Section 10 prospectus.

The sentence has been revised accordingly.

Signatures, page II-5

10.	Your registration statement must be signed by your principal financial officer. Please revise accordingly.

We have revised the registration statement accordingly.

Screenshots

General

11.	You will need to substantially revise your internet pages since they appear to be a non-conforming prospectus or a free writing prospectus. Please provide your legal analysis if you disagree. We remind you that sales literature accompanying an effective registration needs to be accurate. The comments below are intended to help assist with the process of turning the internet pages into acceptable sales literature.

API will only engage in the communications contemplated in our registration statement after the registration statement has been declared effective. Each communication will be accurate and accompanied by a final prospectus meeting the requirements of Section 10. Therefore, such communications would not be considered non-conforming or free writing prospectuses. We acknowledge the Staff’s comments regarding our proposed communications (specifically the screen shots) and have the following responses.

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Slide 1

12.	Please revise the first sentence. Precisely because films are designed to make money by major studios the studios have every incentive to discover and address audience taste. They have more financial wherewithal to do that than your company.

API also has every incentive to discover and address audience taste. Our financial disadvantage to major studios is largely irrelevant as we are approaching this goal differently. The first sentence was intended to illustrate that point; however, we have revised the sentence in response to the Staff’s comment.

13.	Since it appears the woman pictured is not an actress under contract for the proposed movie, please remove the photograph here and elsewhere.

We have removed this photograph throughout the website.

14.	Please revise the prospectus to include information about the “hundreds of scripts that were reviewed” so that you take 33 Act liability for it. Name the reviewers and describe the process in the registration statement. Please advise us what success they have had in selecting scripts in the past and what is the basis of their expertise.

We have removed any mention of the competitive nature of the script selection process. The script was subjectively selected by API’s officers with input from our advisory board.

15.	The second sentence appears to be incorrect about investing for as little as $10 since there is a two share minimum. Please revise.

We have made the revision accordingly.

16.	Investing in a film is a business decision. Replace the word “Help” which suggests this is a charitable or non-profit decision.

The word “Help”, in conjunction with the accompanying text, is meant to illustrate that each investment “helps” to achieve the production budget and, thus, allow the film to be produced, which is accurate. As such, we do not agree that the word “Help” suggests a charitable or non-profit decision.

Slide 2

17.	This slide appears to offer itself as a substitute for the actual prospectus. Please eliminate or substantially revise.

We have removed this slide and replaced it with a prospectus page containing direct links to the prospectus and exhibits.

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Slide 8

18.	IndieGifts appear to be unregistered securities, which entitle the holder to convert them into a share of your company’s stock during a 30 day window. Either register them or remove references to them in the next amendment.

IndieGifts are not securities, but are a method of payment, similar to a person giving a prospective investor a cash gift to purchase shares. The person “buying” an IndieGift is merely informing someone else of the availability of preferred shares and providing them with the funds to buy some number of shares. The person buying the shares must be eligible to buy the securities and agree to the terms of the subscription agreement; they are the only person to own the shares. The gift giver’s credit card will not be charged until the recipient buys the shares.

19.	Since IndieGifts must be redeemed, it is unclear how you would be able to close the offering until 30 days after the 360 days you cite.

We would cease the sale of IndieGifts 30 days prior to the close of the offering.

Slide 11

20.	Delete the slogan Spread the Word and the language under it which appears to urge investing without being accompanied by an effective registration statement.

The link “Spread the Word” results in the auto creation of an email that investors can send to friends if they choose to do so. Each email will include a link to the final Section 10 prospectus. We have included the text of the proposed email in our latest version of the screen shots..

FAQ

21.	Refer to the first question. Based on the information in the prospectus. API is not an independent film company. It appears to be a development stage blank check company which hopes to become an independent film company.

API is a development stage independent film company. However, we are not a blank check company. Securities Act Rule 419 defines a blank check company as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company.” API has a specific business plan and a detailed use of proceeds describing the production of a specific film (“Lydia Slotnick Unplugged”), which is our primary business purpose. We have also acquired rights to a script and have entered into a variety of contracts, just as a typical independent film company might do. Since we are operating as an independent film company, we believe it is accurate to describe ourselves as such.

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* * * *

If you have any questions concerning the foregoing, please contact Noel Howe at (206) 264-3071.

Sincerely,

/s/ BEACON LAW ADVISORS, PLLC Beacon Law Advisors, PLLC

Enclosures

cc:	Jay T. Schwartz – Director and President of Audience Productions, Inc. George R. Brumder – Director and Treasurer of Audience Productions, Inc.

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